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                            April 28, 2021

       Dharmesh Pandya
       Chief Executive Officer
       Lytus Technologies Holdings PTV. Ltd.
       601 Everest Grande, A Wing
       Mahakali Caves Road
       Andheri (East)
       Mumbai, India 400 093

                                                        Re: Lytus Technologies
Holdings PTV. Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 1, 2021
                                                            File No. 333-254943

       Dear Mr. Pandya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated October 20, 2020.

       Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 1 regarding your relationship with the customers you acquired from
Reachnet. You plan to offer Health Advisory and Over-the-Top
                                                        ("OTT") Streaming
services to these acquired customers noting that they are no longer customers of Reachnet.
Since you are offering OTT streaming, please clarify how these
                                                        1.8 million users will
access your OTT services. For example, please clarify if these customers will still
generally be Reachnet customers for internet access. Further, please clarify the revenue
sharing agreement that is described in Section 11 of your Supplemental
 Dharmesh Pandya
Lytus Technologies Holdings PTV. Ltd.
April 28, 2021
Page 2
         Agreement filed as Exhibit 10.4. It appears that Reachnet will receive 61% of the gross revenue derived from these 1.8 million customers for network support and cable services.
         Thus, it is unclear why you do not characterize these customers as also being customers of
         Reachnet. You briefly discuss the revenue sharing arrangement with Reachnet on page
         36. Please also clarify the percentage of your $29.9 million in revenue for the six months ended December 31, 2020 is attributable to this revenue sharing arrangement.
2. In your response to prior comment 3, you disclose the related party nature of your
         acquisitions of Lytus Technologies Private Limited (   Lytus India   )
and DDC CATV
         Network Private Limited (   DDC   ) in your corporate history section
on page 43. Please
         also describe the related party relationship of these transactions to your management and their family in the prospectus summary and the related party section on page 66. We also note that your related party section only references related party transactions since the beginning of your last fiscal year and appears to omit several additional transaction noted
         on pages F-24, F-32 and F-33. Please revise to provide all required related party transactions for the past 3 fiscal years for you and your subsidiaries. Please refer to Item
         7.B of Form 20-F.
3. On page 4, you reference a redeemable debenture with a principal value as high as $47.6 million, pending regulatory approval. Please identify the investor issuing the debt and file the debt agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
Capitalization, page 32

4. We note your revised disclosure in response to prior comment 4. Please remove your liabilities of Customer Acquisition Payable and Deferred Tax Liability from your
         Capitalization table as these are not Cash or Cash and Equivalents. Also, expand your table to show amounts and adjustments presented from historical to pro forma to adjusted pro forma. Refer to Rule 11-02(a)(4) of Regulation S-X.
Key Factors For Our Peformance, page 35

5. We have reviewed your response to prior comment 5. We note you currently present the number of subscribers as of March 31, 2020. Please expand your disclosure to also disclose the number of subscribers as of December 31, 2020. In addition, you currently present a percentage for your net surplus rate. Please disclose your net surplus rate as of
       March 31, 2020 and December 31, 2020. Further, it is unclear why you disclose your net
FirstName LastNameDharmesh Pandya
       surplus rate as a percentage. That is, you define net surplus rate as the net cash available
Comapany
       afterNameLytus
            adjusting theTechnologies  Holdings
                           operational costs      PTV. Ltd.services. Please
advise or revise
                                             for streaming
       accordingly.
April 28, 2021 Page 2
FirstName LastName
 Dharmesh Pandya
FirstName   LastNameDharmesh  Pandya
Lytus Technologies  Holdings PTV. Ltd.
Comapany
April       NameLytus Technologies Holdings PTV. Ltd.
       28, 2021
April 328, 2021 Page 3
Page
FirstName LastName
Critical Accounting Policies, page 36

6. Revise your policies to address the valuation assumptions and estimates and policy for impairment related to your Customer Acquisition intangible asset of $59 million acquired from Reachnet. While you have obtained some deferral of payment due on this asset its recoverability should be addressed in your Critical Accounting
Policies.

         Similarly, revise your Critical Accounting Policies to address the collectability of the
         $20.6 million Trade Receivable and $15.6 million Other Receivables due from DDC
         CATV and Reachnet respectively. You rely upon India lifting COVID restrictions for collections of these receivables yet we note the COVID caseload in India is now reaching and exceeding global records. Address the impact of this continuing and worsening event on your asset impairments and collectability.
Going Concern, Liquidity and Capital Resources
Note on Going Concern, page 39

7. We note your response to prior comment 6 regarding your inability to settle $15 million in accounts receivable with Reachnet due to the inability of banks and customers to process transactions by cash. Your disclosure indicates that a third-party review of the issue with
         Reachnet and its subscribers was ongoing through May 31, 2021. Please provide an update to this review, the resolution of the amounts owed to you, and how you intend to change your operations and billing processes to avoid further issues in the future. Please also disclose the payments you have already made to Reachnet as part of the $59 million acquisition of its customers. Also, please clarify whether the payment processing issues and potential write-off of outstanding balances owed impacted your subscriber or user figures. It is not clear if you still have 1.8 million subscribers that are regularly paying their monthly subscription fees, or if they have cancelled service due to payment issues.
Large Payment Obligation by the Company, page 40

8. Revise the discussion of your Reachnet payment obligation to note the dollar amounts of the obligation and periodic four installment payments in a manner similar to your disclosure of amount in the following paragraph of the receivable of $15.6 million due from Reachnet. In this regard, revise to clarify the disclosure under the "Note on
         Liquidity and Capital Resources" as to why the "principal amount of "(y)our debt as of
         March 31, 2020 was $1,587,216 and for the period ended December 31, 2020 was
         $1,597,777" and is not including the Reachnet payment obligation among other amounts due as reflected in your balance sheet.

         In addition, revise to clarify what caused the disclosed increase in the Reachnet receivable to $29 million for the 9 months period ended December 31, 2020 and reconcile the amount to your financial statements.
 Dharmesh Pandya
FirstName   LastNameDharmesh  Pandya
Lytus Technologies  Holdings PTV. Ltd.
Comapany
April       NameLytus Technologies Holdings PTV. Ltd.
       28, 2021
April 428, 2021 Page 4
Page
FirstName LastName
Corporate History, page 43

9. We note your response to prior comment 10. Please address the following items:
             We continue to note that Lytus India was acquired on March 19, 2020 and DDC was acquired on March 31, 2020, both of which were acquired prior to the completion of your fiscal year end of March 31, 2020. Given the results of your significance tests, please provide historical audited financial statements for the two most recent fiscal years and recent interim period. Refer to Question 16 of the Jumpstart Our Business
            Startups Act Frequently Asked Questions located on our website at Jumpstart Our
            Business Startups Act, Frequently Asked Questions - Generally Applicable Questions
            on Title I of the JOBS Act (sec.gov) and Rule 8-04(c) of Regulation S-X.
             The historical audited financial statements for Lytus Technologies Private Limited contained in Exhibit 99.1 are labeled as "Projected." Please advise or revise accordingly.
Our Business, page 43

10. In your response to prior comment 8, we note your revised disclosure regarding your
         Global Health Sciences, Inc. (   GHSI   ) acquisition, which offers
telemedicine solutions to
         125 U.S. doctors. However, your disclosure indicates that GHSI did not commence operations until you acquired it in October 2020. Please describe the development of the software and solutions offered to the U.S. doctors by GSHI, and whether you generate material amounts of revenue from these customers. For example, please clarify whether the software offered to U.S. doctors was developed by Lytus India and comparable to the services offered to physicians in India, or if it restricted to videoconferencing or virtual appointment solutions. Further, in light of your cancellation of agreements with content providers, please clarify where you receive content, either health or entertainment-
         related.
Management, page 61

11. We note your responses to prior comments 11 and 12 regarding your corporate governance provisions. Your response to prior comment 12 indicates that you provided a description on pages 5 and 22 of the differences between companies using the foreign private issuer exemption and the requirements for domestic companies. Please note, however, that you provided the differences in SEC disclosure obligations between foreign private issuers and domestic filers on pages 5 and 22. Under Nasdaq Listing Rule
         5615(a)(3), foreign private issuers are not subject to certain Nasdaq corporate governance requirements if they elect to adopt home country corporate governance requirements instead of those required for domestic companies under Nasdaq listing standards. Please clarify if you intend to avail yourself of the home country exemption for Nasdaq corporate governance rules available to foreign private issuers. You should clarify the material differences between the corporate governance requirements for domestic companies and your BVI home rule requirements. Further, to the extent that you will not be using the
 Dharmesh Pandya
Lytus Technologies Holdings PTV. Ltd.
April 28, 2021
Page 5
         home rule exemption for corporate governance provisions, please clarify whether more stringent requirements for domestic companies are mandatory under your charter or if it is discretionary. We note, for example, that you indicate in your response letter that you will hold annual meetings and director elections, but we did not find any provisions that they are required in your Memorandum and Articles of Association filed as
Exhibit 3.1.
Experts, page 92

12. We have reviewed your response to prior comment 7 and note that you now include the valuation report from your valuation expert as an exhibit. We further note that you have provided a consent from this valuation expert. Please provide disclosure of this valuation expert under Experts. Refer to Item 509 of Regulation S-K.
Index to Consolidated Financial Statements, page F-1

13. We note your response to prior comment 9 that Lytus India and DDC are determined to be predecessors of the Company. As such, your historical audited financial statements should be presented as predecessor and successor. Refer to Instructions to Item 8 of Form
         20-F as well as Rule 405 of Regulation C and Articles 3 and 10 of Regulation S-X.
Note 3 - Other Income, page F-20

14. We have reviewed your response to prior comment 17 as it relates to the approximate
         US$15 million net surplus related to the transaction with Reachnet. Tell us why this amount was not recognized as an adjustment to the purchase price of this transaction, including the accounting guidance that you considered.
Note 1 - Nature of Operations and Summary of Significant Accounting and Reporting Policies
Basis of Consolidation, page F-44

15. Please update your table to reflect your acquisition of Global Health Technologies, Inc. to be consistent with your diagram on page 1.
Revenue, page F-46

16. Please disaggregate your revenue by source. In this regard, we note you have subscription revenues, carriage/placement/marketing incentive revenues, and advertising revenues.
         Refer to IFRS 15.114 and 115.
Note 6. Trade Receivables, page F-57

17. Please revise to explain the source and nature of the "Receivables from Others" noted
FirstName LastNameDharmesh Pandya
       under your trade receivables. In this regard, tell us how your classification of these
Comapany    NameLytus
       receivables       Technologies
                    follows             Holdings
                            or differs from      PTV. Ltd. of the Reachnet
receivable under
                                            your classification
       the2021
April 28,  titledPage
                  caption,
                      5 "Note 7 - Other Receivables" on page F-57.
FirstName LastName
 Dharmesh Pandya
FirstName   LastNameDharmesh  Pandya
Lytus Technologies  Holdings PTV. Ltd.
Comapany
April       NameLytus Technologies Holdings PTV. Ltd.
       28, 2021
April 628, 2021 Page 6
Page
FirstName LastName
Note 17 - Equity, page F-62

18. We note you issued 33,854,062 shares in the nine months ended December 31, 2020.
         Please provide disclosure to provide context of this issuance, including who the shares were issued to and at what price.
Exhibits

19. Please file your exhibits in a proper electronic format pursuant to Rule 102 of Regulation
         S-T. We note that exhibits 3.1, 3.2, 10.3, 10.6, 10.7 and 10.12 were filed in a format that
         is not searchable by character or text. Please refer to Section 2.1 of the EDGAR Filer
         Manual Volume II for further guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Craig
Wilson, Office Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      M. Ali Panjwani, Esq.